

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 26, 2009

Via U.S. Mail and Fax (408) 988-8145

Jeffrey Andreson
Executive Vice President, Finance and Administration,
Chief Financial Officer, Treasurer and Secretary
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

> **Re: Intevac, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Response letter submitted August 10, 2009**
> **File No. 000-26946**

Dear Mr. Andreson:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11 Executive Compensation, page 69

1.   We note your response to prior comment 1 and your discussion of certain examples of how disclosure of the information would cause substantial competitive harm on a historical as well as a prospective basis. However, it

remains unclear how certain of your examples, such as your fifth and seventh examples regarding financial metrics and cost reduction plans, would cause competitive harm on a historical basis, as it appears your arguments do not address the historical aspect of these concerns. Also, it is unclear whether these examples represent all the factors included in the "business results, market development, product excellence and strategic objectives" that make up your MBO goals used to determine your executive officers' bonus amounts. Please tell us, with specificity, the factors used to calculate your MBO goals. Further, provide us with your detailed analysis as to why each factor would cause competitive harm on an historical basis.

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Jay Webb
Accounting Reviewer